EXHIBIT 99.4
                     [Graphic Omitted] [VIDESH SANCHAR NIGAM LIMITED LETTERHEAD]

Satish Ranade
Executive Director (Legal) and Company Secretary


HQ/CS/CL.24B/9099
June 5, 2002

Ms. Devika Shah,
Dy. General Manager - Surveillance,
The Stock Exchange, Mumbai
1st Floor, Phiroze Jeejabhoy Towers,
Dalal Street, Mumbai - 400 001.                                     Fax: 2723353

           Sub. : News Item appeared in the Business Standard on 5 June, 2002

Madam,

This has reference to your letter No. SURV/RV/JD/859/2002 dated 5 June, 2002 regarding the captioned subject.

2. The news items refers to VSNL's shareholding in Intelsat Ltd and Inmarsat Ventures Plc which are the successors of erstwhile Intelsat and Inmarsat Inter Governmental Organisations respectively. Intelsat and Inmarsat were converted into national law companies. Under the relevant legislation applicable to them, these two organisations are proposing to make an IPO. The matters relating to the IPO are subject of Confidentiality Agreements which VSNL was required to enter into with these two organizations. There is no certainty whatever that these IPOs will take place and even if the IPOs take place, there is no certainty of the level at which the IPOs will be priced or the number of shares that will get placed in the IPO.

3. You will observe from the above that it is not possible to predict whether the IPOs will take place or the outcome thereof and as such the news item is in the realm of speculation.

         Thanking you,

                                                               Yours faithfully,
                                                For Videsh Sanchar Nigam Limited

                                                By: /s/ SATISH RANADE
                                                    ---------------------
                                                Name:  Satish Ranade
                                                Title: Executive Director(Legal)
                                                       and Company Secretary

                     [Graphic Omitted] [VIDESH SANCHAR NIGAM LIMITED LETTERHEAD]

Satish Ranade
Executive Director (Legal) and Company Secretary


HQ/CS/CL.24H/9098
June 5, 2002

Mr. Suprabhat Lala
Manager
National Stock Exchange of India Limited
Exchange Plaza, Bandra-Kurla Complex,
Bandra (East), Mumbai - 400 051.

         Sub.:    News Item appeared in the Economic Times on 5 June, 2002

Sir,

This has reference to your letter No. NSE/CM/18086/2002 dated 5 June 2002 regarding the captioned subject. With regard to the press report of VSNL being able to pick-up 26% stake in Tata Teleservices, please refer to our letter No. HQ/CS/CL.24B/9083 dated 28 May 2002 whereby we had informed you about VSNL Board's unanimous decision to invest upto Rs. 1200 crores in the share capital of M/s. Tata Teleservices Limited and the Board's decision to constitute a sub-committee to undertake and authorise all such acts and deeds as may be necessary in relation to the proposed investment.

2. With regard to the other query, please find sent herewith the letter No. HQ/CS/CL.24B/9099 dated 5 June 2002 (attach "A") issued to the Stock Exchange, Mumbai on the same subject.

Thanking you,

                                                               Yours faithfully,
                                                For Videsh Sanchar Nigam Limited

                                                By: /s/ SATISH RANADE
                                                    ---------------------
                                                Name:  Satish Ranade
                                                Title: Executive Director(Legal)
                                                       and Company Secretary

                        [Graphic Omitted][THE STOCK EXCHANGE, MUMBAI LETTERHEAD]

SURVEILLANCE DEPT.


                                   BY FAX/POST

SURV/RV/JD/859/2002

June 5, 2002

The Company Secretary (The Compliance Officer),
Videsh Sanchar Nigam Ltd.,
Videsh Sanchar Bhavan,
M.G. Road, Fort,
Mumbai 400 001.

Dear Sir,

         Ref:  News item appeared in "Business Standard"

Please find enclosed herewith copy of the article published in Business Standard, of June 5, 2002 which is self-explanatory. You are requested to offer your substantive and detailed comments on each of the relevant issues.

We advise you to fax your reply immediately on 022-2723353 or 022-2723355.

Yours faithfully,

By: /s/ DEVIKA SHAH
    ---------------------
Name:  Devika Shah
Title: Dy. General Manager - Surveillance

Encl:  As Above


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          [Graphic Omitted][NATIONAL STOCK EXCHANGE OF INDIA LIMITED LETTERHEAD]

NSE/CM/18086/2002                                                  June 05, 2002


Mr. RN Aditya
Asst. Company Secretary
Videsh Sanchar Nigam Limited
Videsh Sanchar Bhavan,
M.G. Road
Fort
Mumbai - 400001

Dear Sir,

Please refer to a news item in The Economic Times dated June 05, 2002 that the company will be able to pick up about 26% stake in Tata Teleservices. There are also reports that the company may get about $192m from the sale of its equity in the two international satellite communication providers, Intelsat and Inmarsat.

It is incumbent upon the exchanges in such situations to attempt to verify the accuracy or otherwise of the information reported and to inform the market place so that the interest of investors is safeguarded.

In view of this you may please clarify the factual position to the market place at the earliest. Our fax number in this regard: 022-6598155

Yours faithfully,

By: /s/ SUPRABHAT LALA
    ---------------------
Name:  Suprabhat Lala
Title: Manager

                    VSNL to divest Inmarsat, Intelsat stakes

                                  K Giriprakash
                                BANGALORE, 4 June

Videsh Sanchar Nigam Ltd (VSNL) has decided to disinvest around 75 per cent of its stake in the satellite company Intelsat and 100 per cent stake in Inmarsat.

     VSNL has a 5.6 per cent stake in Intelsat. The offer price for each share had been set at around $21, sources said. In Inmarsat, VSNL has a stake of around 3.2 per cent and the offer price has been set at around $11.

     A telecom industry official said VSNL had received approval from its board for disinvesting part of its stake in these two companies.

     The Tatas, who bought a 25 per cent stake in VSNL, declined to comment on a questionnaire sent to them. The move comes close on the heels of the controversy over VSNLs decision to invest in the share capital of Tata Teleservices.

     Sources said VSNL had given a mandate to its legal department to start the process of disinvesting.